UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Rubicon Technology, Inc.
(Name of Subject Company)

Janel Corporation
(Offeror)
(Name of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

78112T206
(CUSIP Number of Class of Securities)

Dominque Schulte
Chairman, President and Chief Executive Officer
Janel Corporation
80 Eighth Avenue
New York, New York 10011
(212) 373-5895
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Jeffrey Rothschild, Esq.
McGuireWoods LLP
1251 Avenue of the Americas, 20th Floor
New York, NY 10020
(212) 548-2100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on July 13, 2022 (which, together with this Amendment No. 2 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) by Janel Corporation, a Nevada corporation (“Purchaser”).  This Schedule TO relates to the offer by Purchaser to purchase up to 1,108,000 of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rubicon Technology, Inc., a Delaware corporation (“Rubicon”), at a price of $20.00 per Share, to be paid to the seller in cash, without interest and less any applicable withholding tax thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2022 (as may be amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended and supplemented, the “Letter of Transmittal” which, together with the Offer to Purchase, collectively constitute the “Offer”).  Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in answers to Items 1 through 9 and Item 11 of this Schedule TO and is amended and supplemented by the information specifically set forth in this Amendment No. 2.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented, to the extent applicable, by adding the following:

“The Offer expired as scheduled at 12:00 Midnight (New York City time), on Friday, August 12, 2022. The Depositary has advised the Purchaser that, as of the expiration of the guaranteed delivery period associated with the Offer, a total of 2,202,283 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 90.0% of the issued and outstanding Shares as of June 30, 2022.

The final proration factor, as reported by the Depositary was 50.311427% of the tendered Shares.  On August 15, 2022, Purchaser accepted for payment 1,108,000 Shares that were validly tendered and not properly withdrawn pursuant to the Offer, and payment for such Shares, based on the proration factor and any adjustments to avoid purchases of fractional Shares, will be made promptly in accordance with the terms of the Offer.  All Shares tendered but not accepted for payment in the Offer will be returned to the tendering stockholders.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

JANEL CORPORATION

	By:	/s/ Dominique Schulte
Name:	Dominique Schulte
Title:	Chief Executive Officer